SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

News Release

Aviva plc
Interim management statement to 30 September 2015
29 October 2015

Aviva plc Third Quarter 2015
Interim Management Statement
Mark Wilson, Group Chief Executive Officer, said:

"We are maintaining the momentum of Aviva's transformation with a further quarter of improved performance. In life insurance, value of new business was up 25%¹, the eleventh consecutive quarter of growth. The general insurance combined ratio of 94.0% is a more than adequate result. This level of consistency is important as we transform and grow Aviva.

"The acquisition of Friends Life is everything we expected it to be. We have now achieved £91 million of savings against our target of £225 million. At the same time our UK Life business continues to grow and our customers are responding positively to the full range of pensions freedoms we offer.

"In asset management, our flagship fund range, AIMS, continues its strong investment performance and the Target Return Fund has recorded returns of 6.6% over the past 12 months. AIMS now has £1.9 billion of funds under management. We expect this growth to continue."

9M15 numbers include Friends Life from 10 April 2015, the acquisition completion date. 9M14 is Aviva standalone.

Life Insurance
• Value of new business² (VNB) grew 25%¹ to £823 million (9M14: £685 million)

• UK Life VNB grew 36% to £404 million (9M14: £297 million), up 13% excluding Friends Life

• Aviva platforms continue to grow with over £2.2 billion of net inflows in the nine months to 30th September 2015 taking AUM to £7.3 billion

• Europe2 VNB grew 11%1 to £284 million with particularly strong growth in Italy2 up 55%1 to £57 million. Asia2 VNB up 21%1 to £115 million (9M14: £92 million)

General Insurance
• Combined operating ratio (COR) improved to 94.0% (9M14: 95.9%)

• UK & Ireland COR of 92.8% (9M14: 94.2%), Canada COR of 94.2% (9M14: 96.8%), Europe COR of 97.1% (9M14: 99.8%)

• GI and health net written premiums up 2%1 to £6,110 million

1Asset Management	• AIMS Target Return fund continues to outperform peers with a return of 6.6% over the past 12 months. The AIMS suite of funds now has £1.9 billion under management.
1Balance sheet
• IFRS net asset value up 2% to 387p per share (HY15: 380p)

• Resilient capital position throughout recent market volatility with an economic capital surplus3 of £10.1 billion (HY15: £10.8 billion), a coverage ratio of 172% (HY15: 176%) performing in line with our published sensitivities

• S&P revised upwards the financial risk profile of the Group to strong and S&P leverage ratio remains stable at 27% (HY15: 27%4)

1Friends Life integration	• £91 million of run-rate synergies achieved against a £225 million target - ahead of plan • £23 billion of Friends Life assets due to be transferred from AXA Investment Managers in November

1 On a constant currency basis.
2 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
3 The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

4 HY15 S&P leverage ratio is on a pro-forma basis, taking account of planned redemptions, calls and other reductions of debt in Q3 2015.

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Key financial metrics

Operating capital generation

	9 months 2015 £bn	9 months 2014 £bn
United Kingdom & Ireland Life	0.7	0.5
United Kingdom & Ireland General Insurance & Health	0.3	0.3
Europe	0.3	0.4
Canada	0.1	0.1
Asia and Other	-	-
Total	1.4	1.3

Value of new business

	9 months 2015 £m	9 months 2014 £m	Sterling % change1	Constant currency % change1
United Kingdom & Ireland	415	303	37%	38%
France	144	156	(8)%	2%
Poland2	46	46	-	11%
Italy2	57	41	39%	55%
Spain2	20	19	3%	15%
Turkey	17	23	(25)%	(15)%
Asia2	115	92	24%	21%
Aviva Investors	9	5	72%	72%
Value of new business2	823	685	20%	25%

General insurance combined operating ratio

	9 months 2015	9 months 2014	Change
United Kingdom & Ireland3	92.8%	94.2%	(1.4)pp
Europe	97.1%	99.8%	(2.7)pp
Canada	94.2%	96.8%	(2.6)pp
General insurance combined operating ratio	94.0%	95.9%	(1.9)pp

Capital position

	30 September 2015 £bn	30 June 2015 £bn	Sterling% change
Estimated economic capital surplus4	10.1	10.8	(6)%
Estimated IGD solvency surplus4	5.2	5.2	-
IFRS net asset value per share	387p	380p	2%
MCEV net asset value per share5	504p	508p	(1)%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
3 Excludes the one-off impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).
4 The economic capital and IGD surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

5 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles.

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Chief Executive Officer's report

Overview
We are maintaining the momentum of Aviva's transformation. Value of new business is up 25%¹ to £823 million (9M14: £685 million2), the combined operating ratio has improved to 94.0% (9M14: 95.9%) and run-rate synergies from the Friends Life acquisition have grown to £91 million (HY15: £63 million).

Our economic capital has remained resilient at 172% despite significant market volatility in the third quarter, with our capital sensitivities proving accurate. We expect a positive outcome to our Solvency II internal model application, due to be announced in December this year. We have completed two projects to further improve our balance sheet, reinsuring the majority of our UK general insurance latent risk portfolio in September and disposing of a £2.2 billion portfolio of non-core commercial mortgages in October.

Work continues to transform Aviva into a leading digital insurer and we will open our second Digital Garage in Singapore in December. We are seeing encouraging growth in the volume of customer interactions that are completed online, albeit from a low base. We continue to develop our suite of digital propositions to be implemented across our business units.

Life Insurance • Value of new business up 25% in constant currency • UK Life up 36%
Value of new business, our growth measure for life insurance, increased 25% in constant currency to £823 million (9M14: £685 million2).

VNB in the UK grew 36% to £404 million. Excluding Friends Life, UK VNB was 13% higher at £335 million, principally reflecting improved performance in pensions. All UK Life customers are now able to benefit from the full range of pensions freedoms on our consumer platform. Total assets on our platforms now stand at £7.3 billion with 25% of platform net flows being invested with Aviva Investors. Ireland Life VNB grew 110%1 to £11 million as a result of higher margins in pensions and savings products.

In our developed European markets, France VNB grew 2%1 to £144 million principally due to higher sales and improved margin on protection products, partly offset by lower margins on savings products as a result of lower risk free rates. Italy2 continued its strong turnaround, with 55%1 growth in VNB to £57 million (9M14: £41 million), reflecting improved margins on savings and protection products, while in Spain2 VNB grew by a creditable 15%1.

Performance in our growth markets remained positive with attractive underlying trends. These businesses account for 22% of our Group VNB and we will look to allocate more capital to these areas. Poland2 VNB was 11%1 higher at £46 million despite the non recurrence of an £8 million benefit to VNB in 2014 from pension regulatory change. In Turkey, VNB fell 15%1 to £17 million (9M14: £23 million) as the impact of underlying growth was offset by a reduction in our share of the business following the partial IPO. Asia2 grew 21%1 as strong performances in China and Singapore were partly offset by India.

Friends Life Integration
At the end of the third quarter we have secured run-rate synergies of £91 million, an increase of £28 million from the half year against a £225 million target. The transfer of £23 billion of Friends Life assets from AXA Investment Managers is due to occur in November. Overall capital synergies from the acquisition are expected to be material. The integration is progressing well and ahead of our internal timetable.

The acquisition of Friends Life has created the largest life insurer in the UK. As a result we are in a strong position to look after our customers' entire savings, pensions and retirement needs. For example, we offer the full range of pension freedoms; we are the number one corporate pension provider and have recently launched our new combined Group protection proposition.

1 On a constant currency basis.
2 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.

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Group Chief Executive Officer's report continued

General Insurance •COR improved 1.9pp to 94.0% • GI and health net written premiums 2% higher in constant currency
Our general insurance combined operating ratio (COR) improved 1.9 percentage points to 94.0% (9M14: 95.9%) due to lower weather losses and improved efficiency. General insurance and health net written premiums were 2% higher in constant currency at £6,110 million.

The UK & Ireland COR improved 1.4 percentage points to 92.8% (9M14: 94.2%), with growth in net written premiums continuing with a 1%¹ improvement. We continue to reshape our distribution and portfolio mix, exiting unprofitable lines of business and reallocating capital to our Digital & True Customer Composite propositions. Further to our announcement at the half year of our new distribution agreement with TSB, we are announcing today a new exclusive five year agreement to underwrite home assistance products for HomeServe's 2 million UK customers.

In Canada, the COR improved 2.6 percentage points to 94.2% (9M14: 96.8%) reflecting better overall weather experience, offset mainly by large loss experience in personal property. Net written premiums are 2%1 higher despite selected exits from unprofitable business lines.

The European COR improved to 97.1% (9M14: 97.7%2) through a combination of better weather in France and a lower expense ratio across all markets. General insurance and health net written premiums grew 3%2 to £1,067 million on a constant currency basis.

Asset Management •AIMS now has £1.9 billion of FUM
Aviva Investors continues to make progress on its turnaround during a period of difficult industry conditions. Gross sales of £4.0 billion are encouraging and are at a higher margin than redemptions, which remain too high at £4.5 billion.

The AIMS flagship range of funds continues its strong performance versus peers and now has £1.9 billion of funds under management. During the third quarter, performance has been broadly flat versus the FTSE 100 which has dropped 6%, and over the past 12 months the Target Return Fund has outperformed peers and recorded returns of 6.6%. Our partnership with Virtus Investment Partners in the United States launched successfully and we continue to seek more international distribution agreements.

Balance sheet • Economic capital surplus3 £10.1 billion
Aviva's balance sheet remains strong with a 3Q15 economic capital surplus3 of £10.1 billion (HY15: £10.8 billion). Our coverage ratio of 172% has been resilient during the volatile investment markets seen in the third quarter and has performed as expected and in line with published sensitivities.

Our IFRS book value per share increased 2% over the quarter to 387p per share (HY15: 380p). Operating profits and a small increase in our pension surplus more than offset the negative impact of investment variances.

During the quarter, we completed a reinsurance transaction that includes provision of c.£0.8 billion of adverse development cover for our UK General Insurance latent reserves. This provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks. The transaction produces an economic capital benefit of c.£0.1 billion and will lead to a one-off IFRS loss before tax of c.£56 million. There will be an on-going reduction in investment income, estimated at c.£10 million per annum, as a result of transferring assets to settle the reinsurance premium.

In UK Life, we disposed of £2.2 billion of non-core commercial mortgages in October.

Solvency II
We expect to obtain approval for our internal model in December 2015 and whilst we are in the process of finalising the remaining issues, we are comfortable with our level of capital and satisfied that it will be within our expected Solvency II range.

We will report our Solvency II numbers for the first time at our full year results in March 2016 and we will also provide our target capital range, sensitivities and roadmap for capital going forward at that time.

1 On a constant currency basis.
2 Excluding the Turkish general insurance business disposed of in December 2014.
3 The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

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Group Chief Executive Officer's report continued

Digital
Digital remains crucial to our future success and our position as a True Customer Composite gives us a strategic advantage. Our second digital garage will be opened in Singapore in December. Good progress has been made in hiring our global digital leadership team, bringing industry leading expertise in digital design and digital marketing. We are seeing encouraging growth in the volume of customer interactions that are completed online, and continue to develop our suite of digital propositions to be implemented across our business units.

Outlook
Our near term priorities are clear; we are focused on delivering the benefits from the Friends Life integration and the transition to Solvency II. Beyond that, there exists significant upside from better capital allocation and a more effective digital customer proposition.
The third quarter results are further evidence of our progress since we started our turnaround. We remain focused on showing improvement in our key metrics year after year.

Mark Wilson
Group Chief Executive Officer

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Notes to editors
All comparators are for the 9 months to 30 September 2014 unless otherwise stated.
Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 30 September 2015. The average rates employed in this announcement are 1 euro = £0.73 (9 months to 30 September 2014: 1 euro = £0.81) and CAD$1 = £0.52 (9 months to 30 September 2014: CAD$1 = £0.55).
Growth rates in the press release have been provided in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and constant currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make other verbal or written "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "projects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "likely", "target", "goal", "guidance", "trends", "future", "estimates", "potential" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the announcement include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of simplifying our operating structure and activities; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in short or long term inflation; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; changes in, or restrictions on, our ability to initiate capital management initiatives or an acceleration of repayment of intercompany indebtedness; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; the impact of natural and man-made catastrophic events on our business activities and results of operations; our reliance on information and technology and third-party service providers for our operations and systems; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; our reliance on third-party distribution channels to deliver our products; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of fluctuations in share price as a result of general market conditions or otherwise; the effect of simplifying our operating structure and activities; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business, including decreased demand for annuities in the UK due to changes in UK law; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing/regulatory approval impact, integration risk and other uncertainties, such as non-realisation of expected benefits or diversion of management attention and other resources, relating to announced acquisitions and pending disposals and relating to future acquisitions, combinations or disposals within relevant industries, including specifically the acquisition of Friends Life; the policies, decisions and actions of government or regulatory authorities in the UK, the EU, the US or elsewhere, including the implementation of key legislation and regulation. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's most recent Annual Report on Form 20-F as filed with the SEC on 16 March 2015 and also the risk factors contained in the Euro Note Programme prospectus published on 1 May 2015. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Colin Simpson +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Real time media conference call: 07.30 hrs GMT Analyst conference call: 08.30 hrs GMT Tel: +44 (0)20 3367 9433 Conference ID: 511455

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Statistical supplement

1. Basis of preparation

2. Trend analysis of VNB - cumulative

3. Trend analysis of VNB - discrete

4. Trend analysis of PVNBP - cumulative

5. Trend analysis of PVNBP - discrete

6. Trend analysis of PVNBP by product - cumulative

7. Trend analysis of PVNBP by product - discrete

8. Geographical analysis of regular and single premiums

9. Trend analysis of Investment sales - cumulative

10. Trend analysis of Investment sales - discrete

11. Geographical analysis of regular and single premiums - investment sales

12. Trend analysis of general insurance and health net written premiums - cumulative

13. Trend analysis of general insurance and health net written premiums - discrete

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1 - Basis of preparation

The information included in this announcement and statistical supplement includes the results of Friends Life from 10 April 2015, the acquisition completion date. For the avoidance of doubt, all results for periods prior to 2Q15 are Aviva standalone.

2 - Trend analysis of VNB - cumulative

									Growth1 on 3Q14
Gross of tax and non-controlling interests	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	Sterling %	Constant currency %
United Kingdom2	89	177	297	473	103	253	404	36%	36%
Ireland	3	6	6	9	3	7	11	89%	110%
United Kingdom & Ireland	92	183	303	482	106	260	415	37%	38%
France	54	110	156	205	56	98	144	(8)%	2%
Poland3	21	34	46	64	15	30	46	-	11%
Italy - excluding Eurovita	15	26	41	63	19	39	57	39%	55%
Spain - excluding CxG	6	14	19	30	6	13	20	3%	15%
Turkey4	6	14	23	30	6	12	17	(25)%	(15)%
Europe	102	198	285	392	102	192	284	(1)%	11%
Asia5 - excluding South Korea	29	61	92	122	36	76	115	24%	21%
Aviva Investors6	-	2	5	9	3	6	9	72%	72%
Value of new business - excluding Eurovita, CxG & South Korea	223	444	685	1,005	247	534	823	20%	25%
Eurovita, CxG & South Korea	1	-	1	4	-	-	-	-	-
Total value of new business	224	444	686	1,009	247	534	823	20%	25%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 United Kingdom includes Friends UK from 10 April 2015.
3 Poland includes Lithuania.
4 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.
5 Asia includes FPI from 10 April 2015.
6 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

3 - Trend analysis of VNB - discrete

									Growth1 on 3Q14
Gross of tax and non-controlling interests	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom2	89	88	120	176	103	150	151	26%	26%
Ireland	3	3	-	3	3	4	4	-	-
United Kingdom & Ireland	92	91	120	179	106	154	155	31%	30%
France	54	56	46	49	56	42	46	-	9%
Poland3	21	13	12	18	15	15	16	33%	43%
Italy - excluding Eurovita	15	11	15	22	19	20	18	22%	34%
Spain - excluding CxG	6	8	5	11	6	7	7	47%	60%
Turkey4	6	8	9	7	6	6	5	(42)%	(35)%
Europe	102	96	87	107	102	90	92	7%	17%
Asia5 - excluding South Korea	29	32	31	30	36	40	39	25%	23%
Aviva Investors6	-	2	3	4	3	3	3	(17)%	(17)%
Value of new business - excluding Eurovita, CxG & South Korea	223	221	241	320	247	287	289	20%	24%
Eurovita, CxG & South Korea	1	(1)	1	3	-	-	-	-	-
Total value of new business	224	220	242	323	247	287	289	19%	23%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 United Kingdom includes Friends UK from 10 April 2015.
3 Poland includes Lithuania.
4 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.
5 Asia includes FPI from 10 April 2015.
6 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

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4 - Trend analysis of PVNBP - cumulative

									Growth2 on 3Q14
Present value of new business premiums1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	Sterling %	Constant currency %
United Kingdom3,8	2,931	6,052	9,098	12,009	2,445	7,071	11,696	29%	29%
Ireland	105	196	291	435	132	270	406	39%	55%
United Kingdom & Ireland	3,036	6,248	9,389	12,444	2,577	7,341	12,102	29%	29%
France	1,310	2,427	3,538	4,633	1,319	2,553	3,639	3%	15%
Poland4	234	332	429	573	110	218	319	(26)%	(18)%
Italy - excluding Eurovita	698	1,440	2,060	2,473	603	1,116	1,518	(26)%	(18)%
Spain - excluding CxG	270	536	743	1,054	224	363	455	(39)%	(32)%
Turkey5	110	231	348	495	134	251	347	-	12%
Europe	2,622	4,966	7,118	9,228	2,390	4,501	6,278	(12)%	(2)%
Asia6 - excluding South Korea	421	867	1,357	1,854	623	1,449	2,218	63%	60%
Aviva Investors7	5	257	562	881	366	761	1,165	107%	107%
Total - excluding Eurovita, CxG & South Korea	6,084	12,338	18,426	24,407	5,956	14,052	21,763	18%	23%
Eurovita, CxG & South Korea	136	292	307	321	-	-	-	-	-
Total	6,220	12,630	18,733	24,728	5,956	14,052	21,763	16%	21%

1 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 United Kingdom includes Friends UK from 10 April 2015.
4 Poland includes Lithuania.
5 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.
6 Asia includes FPI from 10 April 2015.
7 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
8 Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.

5 - Trend analysis of PVNBP - discrete

									Growth2 on 3Q14
Present value of new business premiums1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom3,8	2,931	3,121	3,046	2,911	2,445	4,626	4,625	52%	52%
Ireland	105	91	95	144	132	138	136	42%	56%
United Kingdom & Ireland	3,036	3,212	3,141	3,055	2,577	4,764	4,761	52%	52%
France	1,310	1,117	1,111	1,095	1,319	1,234	1,086	(2)%	7%
Poland4	234	98	97	144	110	108	101	4%	11%
Italy - excluding Eurovita	698	742	620	413	603	513	402	(35)%	(29)%
Spain - excluding CxG	270	266	207	311	224	139	92	(56)%	(52)%
Turkey5	110	121	117	147	134	117	96	(18)%	(7)%
Europe	2,622	2,344	2,152	2,110	2,390	2,111	1,777	(17)%	(10)%
Asia6 - excluding South Korea	421	446	490	497	623	826	769	57%	55%
Aviva Investors7	5	252	305	319	366	395	404	33%	33%
Total - excluding Eurovita, CxG & South Korea	6,084	6,254	6,088	5,981	5,956	8,096	7,711	27%	31%
Eurovita, CxG & South Korea	136	156	15	14	-	-	-	-	-
Total	6,220	6,410	6,103	5,995	5,956	8,096	7,711	26%	30%

1 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 United Kingdom includes Friends UK from 10 April 2015.
4 Poland includes Lithuania.
5 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.
6 Asia includes FPI from 10 April 2015.
7 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
8 Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.

____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

6 - Trend analysis of PVNBP by product - cumulative

									Growth2 on 3Q14
Present value of new business premiums1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	Sterling %	Constant currency %
Pensions	1,328	2,794	4,081	5,803	1,319	3,897	6,085	49%	49%
Annuities8	500	935	1,656	1,948	136	777	2,205	33%	33%
Bonds	45	87	135	174	39	80	109	(19)%	(19)%
Protection	297	568	862	1,103	268	712	1,152	34%	34%
Equity release	117	257	462	696	206	458	584	26%	26%
Other3	644	1,411	1,902	2,285	477	1,147	1,561	(18)%	(18)%
United Kingdom4	2,931	6,052	9,098	12,009	2,445	7,071	11,696	29%	29%
Ireland	105	196	291	435	132	270	406	39%	55%
United Kingdom & Ireland	3,036	6,248	9,389	12,444	2,577	7,341	12,102	29%	29%
Savings	1,232	2,278	3,347	4,368	1,224	2,389	3,423	2%	14%
Protection	78	149	191	265	95	164	216	13%	26%
France	1,310	2,427	3,538	4,633	1,319	2,553	3,639	3%	15%
Pensions	302	465	631	904	192	356	493	(22)%	(13)%
Savings	890	1,819	2,583	3,182	754	1,330	1,767	(32)%	(24)%
Annuities	2	2	3	5	-	1	1	(56)%	(50)%
Protection	118	253	363	504	125	261	378	4%	16%
Poland5, Italy5, Spain5 and Turkey6	1,312	2,539	3,580	4,595	1,071	1,948	2,639	(26)%	(18)%
Europe	2,622	4,966	7,118	9,228	2,390	4,501	6,278	(12)%	(2)%
Asia5	421	867	1,357	1,854	623	1,449	2,218	63%	60%
Aviva Investors7	5	257	562	881	366	761	1,165	107%	107%
Total - excluding Eurovita, CxG & South Korea	6,084	12,338	18,426	24,407	5,956	14,052	21,763	18%	23%
Eurovita, CxG & South Korea	136	292	307	321	-	-	-	-	-
Total	6,220	12,630	18,733	24,728	5,956	14,052	21,763	16%	21%

1 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Other UK business includes UK Retail Fund Management and UK long term health business. UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
4 United Kingdom includes Friends UK from 10 April 2015.
5 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG. Asia includes FPI from 10 April 2015 and excludes South Korea.
6 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.
7 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
8 Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.

7 - Trend analysis of PVNBP by product - discrete

								Growth2 on 3Q14
Present value of new business premiums1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	Sterling %	Constant currency %
Pensions	1,328	1,466	1,287	1,722	1,319	2,578	2,188	70%	70%
Annuities8	500	435	721	292	136	641	1,428	98%	98%
Bonds	45	42	48	39	39	41	29	(41)%	(41)%
Protection	297	271	294	241	268	444	440	49%	49%
Equity release	117	140	205	234	206	252	126	(39)%	(39)%
Other3	644	767	491	383	477	670	414	(15)%	(15)%
United Kingdom4	2,931	3,121	3,046	2,911	2,445	4,626	4,625	52%	52%
Ireland	105	91	95	144	132	138	136	42%	56%
United Kingdom & Ireland	3,036	3,212	3,141	3,055	2,577	4,764	4,761	52%	52%
Savings	1,232	1,046	1,069	1,021	1,224	1,165	1,034	(3)%	6%
Protection	78	71	42	74	95	69	52	25%	36%
France	1,310	1,117	1,111	1,095	1,319	1,234	1,086	(2)%	7%
Pensions	302	163	166	273	192	164	137	(17)%	(9)%
Savings	890	929	764	599	754	576	437	(43)%	(38)%
Annuities	2	-	1	2	-	1	-	6%	16%
Protection	118	135	110	141	125	136	117	5%	15%
Poland5, Italy5, Spain5 and Turkey6	1,312	1,227	1,041	1,015	1,071	877	691	(34)%	(27)%
Europe	2,622	2,344	2,152	2,110	2,390	2,111	1,777	(17)%	(10)%
Asia5	421	446	490	497	623	826	769	57%	55%
Aviva Investors7	5	252	305	319	366	395	404	33%	33%
Total - excluding Eurovita, CxG & South Korea	6,084	6,254	6,088	5,981	5,956	8,096	7,711	27%	31%
Eurovita, CxG & South Korea	136	156	15	14	-	-	-	-	-
Total	6,220	6,410	6,103	5,995	5,956	8,096	7,711	26%	30%

1 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Other UK business includes UK Retail Fund Management and UK long term health business. UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
4 United Kingdom includes Friends UK from 10 April 2015.
5 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG. Asia includes FPI from 10 April 2015 and excludes South Korea.
6 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.
7 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
8 Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.

____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

8 - Geographical analysis of regular and single premiums

							Regular premiums			Single premiums
	9 months 2015 £m	Constant currency growth1	WACF	Present value £m	9 months 2014 £m	WACF	Present value £m	9 months 2015 £m	9 months 2014 £m	Constant currency growth1
United Kingdom2,7	1,029	39%	6.1	6,236	740	5.0	3,699	5,460	5,399	1%
Ireland	18	3%	6.1	109	19	5.1	97	297	194	71%
United Kingdom & Ireland	1,047	38%	6.1	6,345	759	5.0	3,796	5,757	5,593	3%
France	63	10%	9.0	570	63	8.1	512	3,069	3,026	13%
Poland3	29	(16)%	7.9	228	39	8.8	344	91	85	19%
Italy - excluding Eurovita	9	(71)%	7.3	66	33	5.6	185	1,452	1,875	(14)%
Spain - excluding CxG	23	(4)%	6.1	140	27	5.7	154	315	589	(40)%
Turkey4	72	2%	3.9	280	80	3.8	301	67	47	61%
Europe	196	(10)%	6.6	1,284	242	6.2	1,496	4,994	5,622	(1)%
Asia5 - excluding South Korea	240	41%	6.8	1,621	166	6.5	1,087	597	270	118%
Aviva Investors6	-	-	-	-	-	-	-	1,165	562	107%
Total - excluding Eurovita, CxG & South Korea	1,483	30%	6.2	9,250	1,167	5.5	6,379	12,513	12,047	9%
Eurovita, CxG & South Korea	-	-	-	-	33	3.9	130	-	177	-
Total	1,483	26%	6.2	9,250	1,200	5.4	6,509	12,513	12,224	8%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 United Kingdom includes Friends UK from 10 April 2015.
3 Poland includes Lithuania.
4 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.
5 Asia includes FPI from 10 April 2015.
6 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
7 Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.

9 - Trend analysis of Investment sales - cumulative

									Growth2 on 3Q14
Investment sales1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	Sterling %	Constant currency %
United Kingdom & Ireland3	486	1,043	1,405	1,742	271	710	1,041	(26)%	(26)%
Aviva Investors4	730	1,616	2,195	3,089	1,073	2,102	3,475	58%	69%
Asia5	36	75	110	146	41	78	103	(6)%	(7)%
Total investment sales	1,252	2,734	3,710	4,977	1,385	2,890	4,619	25%	29%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Some of UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 2014 Investment sales are included at the same amount in UK Life 2014 PVNBP. 3Q15 YTD investment sales of £1,041 million are equivalent to £1,110 million on a PVNBP basis.

4 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. YTD investment sales of £250 million for 2Q14, £549 million for 3Q14, £864 million for 4Q14, £362 million for 1Q15, £755 million for 2Q15 and £1,156 million for 3Q15 are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business.

5 Some of Asia investment sales are also reported in Asia PVNBP following an extension of MCEV covered business in 2015.

10 - Trend analysis of Investment sales - discrete

									Growth2 on 3Q14
Investment sales1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom & Ireland3	486	557	362	337	271	439	331	(9)%	(9)%
Aviva Investors4	730	886	579	894	1,073	1,029	1,373	137%	142%
Asia5	36	39	35	36	41	37	25	(29)%	(29)%
Total investment sales	1,252	1,482	976	1,267	1,385	1,505	1,729	77%	79%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Some of UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 2014 Investment sales are included at the same amount in UK Life 2014 PVNBP. 1Q15 investment sales of £271 million, 2Q15 investment sales of £439 million and 3Q15 investment sales of £331 million are equivalent to £295 million, £479 million and £336 million respectively on a PVNBP basis.

4 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. Discrete investment sales of £250 million for 2Q14, £299 million for 3Q14, £315 million for 4Q14, £362 million for 1Q15, £393 million for 2Q15 and £401 million for 3Q15 are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business.

5 Some of Asia investment sales are also reported in Asia PVNBP following an extension of MCEV covered business in 2015.

11 - Geographical analysis of regular and single premiums - investment sales

			Regular			Single	PVNBP
Investment sales1	9 months 2015 £m	9 months 2014 £m	Constant currency growth2	9 months 2015 £m	9 months 2014 £m	Constant currency growth2	Constant currency growth2
United Kingdom & Ireland3	18	19	(4)%	1,023	1,386	(26)%	(26)%
Aviva Investors4	4	4	4%	3,471	2,191	69%	69%
Asia5	-	-	-	103	110	(7)%	(7)%
Total investment sales	22	23	(2)%	4,597	3,687	29%	29%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Some of UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 2014 Investment sales are included at the same amount in UK Life 2014 PVNBP. 3Q15 YTD investment sales of £1,041 million are equivalent to £1,110 million on a PVNBP basis.

4 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. YTD investment sales of £250 million for 2Q14, £549 million for 3Q14, £864 million for 4Q14, £362 million for 1Q15, £755 million for 2Q15 and £1,156 million for 3Q15 are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business.

5 Some of Asia investment sales are also reported in Asia PVNBP following an extension of MCEV covered business in 2015.

____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

12 - Trend analysis of general insurance and health net written premiums - cumulative

									Growth1 on 3Q14
	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	Sterling %	Constant currency %
General insurance
United Kingdom2	845	1,836	2,742	3,663	855	1,851	2,750	-	-
Ireland	65	136	205	272	63	134	210	3%	14%
United Kingdom & Ireland	910	1,972	2,947	3,935	918	1,985	2,960	-	1%
Europe	440	747	999	1,313	399	674	910	(9)%	1%
Canada	426	1,026	1,584	2,104	409	1,013	1,519	(4)%	2%
Asia & Other	7	12	15	20	3	6	8	(47)%	(47)%
	1,783	3,757	5,545	7,372	1,729	3,678	5,397	(3)%	1%
Health insurance
United Kingdom3	144	302	394	518	158	315	423	7%	7%
Ireland	33	47	65	93	28	42	58	(10)%	-
United Kingdom & Ireland	177	349	459	611	186	357	481	5%	6%
Europe	94	138	182	243	89	128	157	(14)%	(4)%
Asia4	29	45	61	74	33	55	75	23%	24%
	300	532	702	928	308	540	713	2%	5%
Total	2,083	4,289	6,247	8,300	2,037	4,218	6,110	(2)%	2%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 Excludes the one-off impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).
3 These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 1Q14 NWP of £144 million, 2Q14 YTD NWP of £302 million, 3Q14 YTD NWP of £394 million, 4Q14 YTD NWP of £518 million, 1Q15 NWP of £158 million, 2Q15 YTD NWP of £315 million and 3Q15 YTD NWP of £423 million are equivalent to £158 million, £368 million, £497 million, £542 million, £182 million, £373 million and £452 million on a PVNBP basis respectively.

4 Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business in 2014. For Singapore long term health business, 1Q14 NWP of £5 million, 2Q14 YTD NWP of £9 million, 3Q14 YTD NWP of £15 million, 4Q14 YTD NWP of £22 million, 1Q15 NWP of £10 million, 2Q15 YTD NWP of £23 million and 3Q15 YTD NWP of £36 million are equivalent to £37 million, £87 million, £130 million, £183 million, £48 million, £120 million and £184 million on a PVNBP basis respectively.

13 - Trend analysis of general insurance and health net written premiums - discrete

									Growth1 on 3Q14
	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	Sterling %	Constant currency %
General insurance
United Kingdom2	845	991	906	921	855	996	899	(1)%	(1)%
Ireland	65	71	69	67	63	71	76	11%	22%
United Kingdom & Ireland	910	1,062	975	988	918	1,067	975	-	1%
Europe	440	307	252	314	399	275	236	(7)%	1%
Canada	426	600	558	520	409	604	506	(9)%	(3)%
Asia & Other	7	5	3	5	3	3	2	(53)%	(53)%
	1,783	1,974	1,788	1,827	1,729	1,949	1,719	(4)%	-
Health insurance
United Kingdom3	144	158	92	124	158	157	108	18%	18%
Ireland	33	14	18	28	28	14	16	(11)%	(3)%
United Kingdom & Ireland	177	172	110	152	186	171	124	13%	15%
Europe	94	44	44	61	89	39	29	(33)%	(27)%
Asia4	29	16	16	13	33	22	20	28%	29%
	300	232	170	226	308	232	173	3%	6%
Total	2,083	2,206	1,958	2,053	2,037	2,181	1,892	(3)%	-

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 Excludes the one-off impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).
3 These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 1Q14 NWP of £144 million, 2Q14 NWP of £158 million, 3Q14 NWP of £92 million, 4Q14 NWP of £124 million, 1Q15 NWP of £158 million, 2Q15 NWP of £157 million and 3Q15 NWP of £108 million are equivalent to £158 million, £210 million, £129 million, £45 million, £182 million, £191 million and £79 million on a PVNBP basis respectively.

4 Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business in 2014. For Singapore long term health business, 1Q14 NWP of £5 million, 2Q14 NWP of £4 million, 3Q14 NWP of £6 million, 4Q14 NWP of £7 million, 1Q15 NWP of £10 million, 2Q15 NWP of £13 million and 3Q15 NWP of £13 million are equivalent to £37 million, £50 million, £43 million, £53 million, £48 million, £72 million and £64 million on a PVNBP basis respectively

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 October, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary